CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Medium-Term Notes, Series A	$19,275,000	$591.74

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2)	Pursuant to Rule 457(p) under the Securities Act of 1933, unused filing fees of $160,132.39 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form F-3 (No. 333-126811) filed by Barclays Bank PLC on September 21, 2005, and have been carried forward, of which $591.74 offset against the registration fee due for this offering and of which $159,540.65 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Pricing Supplement dated October 19, 2007 (To the Prospectus dated August 31, 2007, Prospectus Supplement dated September 4, 2007 and Index Supplement dated September 4, 2007)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-145845

$19,275,000 Buffered SuperTrackSM Notes due October 24, 2011 Linked to the Performance of a Basket of Commodities and Sub-Indices Medium-Term Notes, Series A, No. C-41

Terms used in this pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC‡

Basket Initial Valuation Date:	October 19, 2007

Issue Date:	October 24, 2007

Basket Final Valuation Date:	October 19, 2011*

Maturity Date:	October 24, 2011* (resulting in a term to maturity of approximately four years)

Denominations:	Minimum denominations of $1,000, and integral multiples of $1,000 in excess thereof

Interest:	We will not pay you interest during the term of the Notes.

Reference Asset:	A basket comprised of the following commodities and sub-indices (each a “Sub-Index”, and together the “Sub-Indices”) of the S&P GSCI™ Commodity Index (the “S&P GSCI™”) (each a “basket component”, and together, the “basket components”) in weighted allocations:

Commodities	Weight	C(i) Initial (as defined below)
Copper, as described under “Reference Assets—Commodities—Settlement Price” in the prospectus supplement.	20%	US$	7,909.5/tonne
Lead, as described under “Reference Assets—Commodities—Settlement Price” in the prospectus supplement.	15%	US$	3,830.00/tonne
Aluminum, as described under “Reference Assets—Commodities—Settlement Price” in the prospectus supplement.	10%	US$	2,509.00/tonne
Zinc, as described under “Reference Assets—Commodities—Settlement Price” in the prospectus supplement.	10%	US$	2,970.5/tonne
Gold, as described under “Reference Assets—Commodities—Settlement Price” in the prospectus supplement.	10%	US$	763.00/troy ounce

Sub-Indices of S&P GSCI™ Commodity Index	Reuters Page	Weight	C(i) Initial (as defined below)
S&P GSCITM Soybeans Index Excess Return (tracking the prices of soybeans)	SPGSSOP	10%	268.2302
S&P GSCITM Sugar Index Excess Return (tracking the prices of sugar)	SPGSSBP	10%	17.44029
S&P GSCITM Cotton Index Excess Return (tracking the prices of cotton)	SPGSCTP	10%	44.90717
S&P GSCITM Corn Index Excess Return (tracking the prices of corn)	SPGSCNP	5%	14.20061

Participation Rate:	218%

Buffer Percentage:	20%

Payment at Maturity:

If you hold your Notes to maturity, you will receive a cash payment determined as follows:

•        if the basket performance is equal to or greater than 0%, you will receive (a) the principal amount of your Notes plus (b) the principal amount multiplied by the product of (i) the basket performance and (ii) the participation rate:

$1,000 + [$1,000 x (basket performance x participation rate)]

•        if the basket performance is less than 0% and equal to or greater than -20%, you will receive the principal amount of your Notes; and

•        if the basket performance is less than -20%, (a) the principal amount of your Notes plus (b) the principal amount multiplied by the sum of (i) the basket performance and (ii) the buffer percentage:

$1,000 + [$1,000 x (basket performance + buffer percentage)]

If the basket performance declines by more than 20%, you will lose 1% of the principal amount of your Notes for every 1% that the basket performance declines by more than 20%. You may lose up to 80% of your initial investment.

Basket Performance

The basket performance equals the weighted average of the percentage change (which may be positive or negative) in the value of each of the basket components from and including the basket initial valuation date to and including the basket final valuation date. The basket performance will be calculated as follows:

C (i) Initial = The settlement price or closing level, as applicable, of each basket component on the basket initial valuation date;

C(i) Final = The settlement price or closing level, as applicable, of each basket component on the basket final valuation date; and

W(i) = Weighting of each basket component as indicated above.

Calculation Agent:	Barclays Bank PLC

Business Day:	New York

CUSIP/ISIN:	06738GZH6 and US06738GZH63

‡	The Notes are expected to carry the same rating as the Medium-Term Notes Program, Series A, which is rated AA by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc, and will be rated Aa1 by Moody’s Investor Services, Inc. The rating is subject to downward revision, suspension or withdrawal at any time by the assigning rating organization. The rating (1) does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked), and (2) is not a recommendation to buy, sell or hold securities.

*	Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Commodities—Market Disruption Events Relating to Notes with a Commodity as the Reference Asset” and “Reference Assets—Indices—Market Disruption Events for Notes with the Reference Asset Comprised of an Index or Indices” in the prospectus supplement.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-3 of the prospectus supplement, “Risk Factors” beginning on page IS-1 of the index supplement and “ Selected Risk Considerations” beginning on page PS-5 of this pricing supplement.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of Notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	100%	0%	100%
Total	$19,275,000	$0	$19,275,000

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated August 31, 2007, as supplemented by the prospectus supplement dated September 4, 2007 relating to our Medium-Term Notes, Series A, of which these Notes are a part, and the reference asset information contained in the index supplement dated September 4, 2007. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement and the index supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus supplement dated September 4, 2007 and prospectus dated August 31, 2007: http://www.sec.gov/Archives/edgar/data/312070/000119312507194615/d424b3.htm

•	Index supplement dated September 4, 2007: http://www.sec.gov/Archives/edgar/data/312070/000119312507194645/d424b3.htm

Our SEC file number is 1-10257. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

Program Credit Rating

The Notes are issued under the Medium-Term Notes Program, Series A (the “Program”). The Notes are expected to carry the rating of the Program, which is rated AA by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc (“S&P”), and will be rated Aa1 by Moody’s Investor Services, Inc. (“Moody’s”). An AA rating from S&P generally indicates that the issuer’s capacity to meet its financial commitment on the obligations arising from the Program is very strong. An Aa1 rating by Moody’s indicates that the Program is currently judged by Moody’s to be an obligation of high quality and is subject to very low credit risk. The credit rating is a statement of opinion and not a statement of fact and is subject to downward revisions, suspension or withdrawal at any time by the assigning rating agency. The rating (1) does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any reference asset to which the Notes are linked), and (2) is not a recommendation to buy, sell or hold securities.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Basket?

The following table illustrates the hypothetical total return at maturity on the Notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount Note to $1,000. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Basket Performance	Payment at Maturity	Total Return on the Notes
100%	$3,180	218.00%
90%	$2,962	196.20%
80%	$2,744	174.40%
70%	$2,526	152.60%
60%	$2,308	130.80%
50%	$2,090	109.00%
40%	$1,872	87.20%
30%	$1,654	65.40%
20%	$1,436	43.60%
10%	$1,218	21.80%
0%	$1,000	0.00%
-10%	$1,000	0.00%
-20%	$1,000	0.00%
-30%	$900	-10.00%
-40%	$800	-20.00%
-50%	$700	-30.00%
-60%	$600	-40.00%
-70%	$500	-50.00%
-80%	$400	-60.00%
-90%	$300	-70.00%
-100%	$200	-80.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated, assuming an initial investment of $1,000.

Example 1: In this case, the basket performance is positive.

Step 1: Calculate the basket performance.

Basket Component	C(i) Initial	C(i) Final	Performance of Basket Component	Weight	Basket Performance
Copper	7,909.5	8401.4709	6.22%	20%	1.24%
Lead	3,830	4330.581	13.07%	15%	1.96%
Aluminum	2,509	2554.4129	1.81%	10%	0.18%
Zinc	2,970.5	3101.202	4.40%	10%	0.44%
Gold	763	904.918	18.60%	10%	1.86%
S&P GSCITM Soybeans Index Excess Return	268.2302	298.6475	11.34%	10%	1.13%
S&P GSCITM Sugar Index Excess Return	17.44029	18.471011	5.91%	10%	0.59%
S&P GSCITM Cotton Index Excess Return	44.90717	46.478921	3.50%	10%	0.35%
S&P GSCITM Corn Index Excess Return	14.20061	16.364783	15.24%	5%	0.76%
Basket					8.52%

Step 2: Calculate the payment at maturity.

Because the basket performance is equal to or greater than 0%, the investor receives a payment at maturity of $1,185.74 per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 x (basket performance x participation rate)]

$1,000 + [$1,000 x (8.52% x 218%)] = $1,185.74

Therefore, the payment at maturity is $1,185.74 per $1,000 principal amount Note, representing a 18.57% return on investment over the term of the Notes.

Example 2: In this case, the basket performance is negative, but within the buffer percentage.

Step 1: Calculate the basket performance.

Basket Component	C(i) Initial	C(i) Final	Performance of Basket Component	Weight	Basket Performance
Copper	7,909.5	7828.0322	-1.03%	20%	-0.21%
Lead	3,830	3753.017	-2.01%	15%	-0.30%
Aluminum	2,509	2452.2966	-2.26%	10%	-0.23%
Zinc	2,970.5	2819.3016	-5.09%	10%	-0.51%
Gold	763	759.1087	-0.51%	10%	-0.05%
S&P GSCITM Soybeans Index Excess Return	268.2302	258.84214	-3.50%	10%	-0.35%
S&P GSCITM Sugar Index Excess Return	17.44029	15.3928	-11.74%	10%	-1.17%
S&P GSCITM Cotton Index Excess Return	44.90717	44.413191	-1.10%	10%	-0.11%
S&P GSCITM Corn Index Excess Return	14.20061	13.807253	-2.77%	5%	-0.14%
Basket					-3.07%

Step 2: Calculate the payment at maturity.

Because the basket performance is less than 0% and equal to or greater than -20%, the investor receives a payment at maturity of $1,000 per $1,000 principal amount Note.

Example 3: In this case, the basket performance is negative and outside the buffer percentage.

Step 1: Calculate the basket performance.

Basket Component	C(i) Initial	C(i) Final	Performance of Basket Component	Weight	Basket Performance
Copper	7,909.50	7637.4132	-3.44%	20%	-0.69%
Lead	3,830	2405.623	-37.19%	15%	-5.58%
Aluminum	2,509	2043.5805	-18.55%	10%	-1.86%
Zinc	2,970.50	2349.3685	-20.91%	10%	-2.09%
Gold	763	603.3041	-20.93%	10%	-2.09%
S&P GSCITM Soybeans Index Excess Return	268.2302	199.10728	-25.77%	10%	-2.58%
S&P GSCITM Sugar Index Excess Return	17.44029	10.261867	-41.16%	10%	-4.12%
S&P GSCITM Cotton Index Excess Return	44.90717	39.248867	-12.60%	10%	-1.26%
S&P GSCITM Corn Index Excess Return	14.20061	10.227279	-27.98%	5%	-1.40%
Basket					-21.66%

Step 2: Calculate the payment at maturity.

Because the basket performance is less than -20%, the investor will receive a payment at maturity of $983.40 per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 x (basket performance + buffer percentage)]

$1,000 + [$1,000 x (-21.66% + 20%) = $983.40

Therefore, the payment at maturity is $983.40 per $1,000 principal amount Note, representing a –1.66% return on investment over the term of the Notes.

Selected Purchase Considerations

•

Market Disruption Events and Adjustments—The basket final valuation date, the maturity date, the payment at maturity and the settlement price or closing level, as applicable, of the basket components on the basket final valuation date are subject to adjustment as described in the following sections of the prospectus supplement:

•

For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “Reference Assets—Commodities—Market Disruption Events Relating to Notes with a Commodity as the Reference Asset” and “Reference Assets—Indices—Market Disruption Events for Notes with the Reference Asset Comprised of an Index or Indices” with respect to the basket components and “Reference Assets—Baskets—Market Disruption Events for Notes with the Reference Asset Comprised of a Basket of Multiple Indices, Equity Securities, Foreign Currencies, Interest Rates, Commodities, Any Other Assets or Any Combination Thereof” with respect to the reference asset; and

•

For a description of further adjustments that may affect one or more of the basket components, see “Reference Assets—Commodities—Discontinuation of Trading; Alteration of Method of Calculation”, “Reference Assets—Indices—Adjustments Relating to Notes with the Reference Asset Comprised of an Index” and “Reference Assets—Baskets—Adjustments Relating to Notes with the Reference Asset Comprised of a Basket”

•

Appreciation Potential—The Notes provide the opportunity to enhance returns by multiplying a positive basket performance by 218%. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•	Limited Protection Against Loss—Payment at maturity of the principal amount of the Notes is protected against a decline in the basket performance of up to 20%.

•

Certain U.S. Federal Income Tax Considerations— The United States federal income tax consequences of your investment in the Notes are uncertain. Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your Notes as a pre-paid cash-settled forward contract with respect to the basket. If your Notes are so treated, you should generally recognize capital gain or loss upon the sale or maturity of your Notes in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Notes. Such gain or loss would generally be long term capital gain or loss if you have held your Notes for more than one year.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your Notes in the manner described above. For a further discussion of the tax treatment of your Notes as well as possible alternative characterizations, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Executory Contracts” in the accompanying prospectus supplement.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the basket components. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement and the index supplement, including the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Notes”;

•	“Risk Factors—Additional Risks Relating to Notes Which Pay No Interest”; and

•

“Additional Risks Relating to Notes with Reference Assets That Are Commodities, an Index Containing Commodities, Shares or Other Interests in Exchange-Traded Funds Invested in Commodities or Based in Part on Commodities”; and

In addition to the risks described above, you should consider the following:

•

Your Investment in the Notes May Result in a Loss—The Notes do not guarantee any return of principal. The return on the Notes at maturity is linked to the performance of the basket and will depend on whether, and the extent to which, the basket performance is positive or negative. Your investment will be fully exposed to any decline in the performance of the basket beyond the 20% buffer percentage as compared to the initial closing levels of the basket components. You will lose up to 80% of your initial investment if the basket performance declines by more than 20%.

•	No Interest—As a holder of the Notes, you will not receive interest payments.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this pricing supplement is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the levels of the basket components on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected demand or supply for the basket components or the commodities underlying the basket components;

•	the time to maturity of the Notes;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Description of the Reference Asset Consisting of the Sub-Indices

As the Sub-Indices are each a sub-index of the S&P GSCI™ Excess Return Index, disclosure in the index supplement relating to the methodology for compiling the S&P GSCI™ Excess Return Index accordingly relates as well to the methodology of compiling the Sub-Indices. See the information set forth under “Commodity Indices—S&P GSCI™ Commodity Indices” in the index supplement. Each of the Sub-Indices is calculated in the same manner as the S&P GSCI™ Excess Return Index, except that (i) the daily contract reference prices, CPWs and “roll weights” used in performing such calculations are limited to those of the commodities included in the relevant Sub-Index and (ii) each Sub-Index has a separate normalizing constraint. The dollar weights and daily contract reference prices used in calculating each such normalizing constraint are limited to those of the designated contracts included in the relevant Sub-Index.

Historical Information

The following graph sets forth the historical performance of the basket components based on the daily basket components settlement prices or closing levels, as applicable, from January 4, 2000 through October 19, 2007 The settlement prices on October 19, 2007 were US$7,909.5/tonne with respect to Copper, US$3,830/tonne with respect to Lead, US$2,509/tonne with respect to Aluminum, US$2,970.5/tonne with respect to Zinc and US$763/troy ounce with respect to Gold; the closing levels on October 19, 2007 were 268.2302 with respect to the S&P GSCITM Soybeans Index Excess Return Index, 17.44029 with respect to the S&P GSCITM Sugar Index Excess Return Index, 44.90717 with respect to the S&P GSCITM Cotton Index Excess Return Index and 14.20061 with respect to the S&P GSCITM Corn Index Excess Return Index.

We obtained the basket components settlement prices or closing levels, as applicable, below from Bloomberg, L.P. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P. The historical levels of the basket components should not be taken as an indication of future performance, and no assurance can be given as to the basket components settlement prices or closing levels, as applicable, on the basket final valuation date. We cannot give you assurance that the performance of the basket components will result in the return of any of your initial investment.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.